                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549


                  POST-EFFECTIVE AMENDMENT NO. 3
                                 TO
                         REGISTRATION STATEMENT
                              ON FORM S-8
                                 UNDER
                      THE SECURITIES ACT OF 1933


                   American Diversified Group, Inc.
                   --------------------------------
        (Exact name of Registrant as specified in its charter)

          Nevada                                      88-0292161
          ------                                      ----------
(State or other jurisdiction of                       (IRS employer
incorporation or organization)                        identification no.)

       437 Main Avenue, SW                            28602
       Hickory, NC                                    (Zip code)
       ---------------------------------------------------------
                   (Address of principal executive offices)

                   Compensation and Consulting Agreements
                         (full name of the plans)


                             Jerrold R. Hinton
                             -----------------
                   American Diversified Group, Inc. 437 Main
                   -----------------------------------------
                                 Avenue, SW
                                 ----------
                             Hickory, NC 28602
                             -----------------
                  (Name and address of agent for services)


                             (704) 323-1989
                             --------------
  (Telephone number, including area code, of agent for service)


  Approximate Date of Commencement of Proposed Sales under the Plan:
  ------------------------------------------------------------------
             As soon as practicable after this Registration
                     Statement becomes effective


                        Total Number of Pages: 18
                        -------------------------
        Exhibit Index begins on sequentially numbered page:12

                  CALCULATION OF REGISTRATION FEE



Title of                         Proposed          Proposed
Securities                       Maximum           Maximum         Amount of
to be             Amount to be   Offering          Aggregate       Registration
Registered        Registered     Price per Share   Offering Price  Fee
_____________________________________________________________________________
Common Stock
par value $.001   39,700,000(1)  $.012 (2)         $476,400        $154.00
-----------------------------------------------------------------------------

(1)   Represents shares issued pursuant to consulting
agreements   for   continued   services   by   officers,   directors,
consultants, and counsel to the Registrant, including sales and marketing services for pharmaceutical and medical products and telecommunication products, promotional services with respect to Registrant's business, export financing services, legal services, consulting services with respect to Registrant's international warehouse facilities and shipping, and consulting services in connection with Registrant's seminar and conference, all the foregoing in furtherance of the Registrant's business. Additional shares may be issued to the officers, directors, consultants and counsel under agreements as set forth in this Registration Statement plus such indeterminate number of shares pursuant to Rule 416 as may be issued in respect to stock splits, stock dividends and other similar recapitalizations.
(2)    Estimated   solely  for  the  purpose   of   calculating the
registration fee, based on the average of the bid and asked price of the Registrant's Common Stock on January 30, 1998.

PART I

INFORMATION REQUIRED BY THE REGISTRATION STATEMENT

Item 1.        Plan Information.

        American Diversified Group, Inc. (hereinafter "ADGI" or the "Registrant") has heretofore entered into agreements with third party consultants, officers, directors and counsel with respect to the issuance of shares of the Registrant's common stock for services to the Registrant. In consideration for increasing the scope of the continuing services rendered and to be rendered to the Registrant during the period from the last quarter of fiscal 1997 through the end of the first quarter of fiscal 1998, and for an indeterminate period until such time as the Registrant shall generate sufficient cash flow from operations in order to compensate its officers, directors, consultants and counsel, the Registrant has prepared this post-effective amendment no. 3 to the Form S-8 registration statement to provide for the issuance of shares, as described below.

        The  Registrant has agreed to issue a total  of ten   million
shares to Emerging Trends Linkages Corp. ("ETLC"), upon a performance based arrangement requiring certain additional revenues being generated from and in consideration for the continued services by ETLC in support of: Registrant's business involving the sale of generic pharmaceutical products, principally in West Africa, as described more fully below; the imminent commencement of Registrant's dengue fever diagnostic test kit business and sales in Brazil, also as described below; and ETLC's continued development of Registrant's call-back service in the Republics of Guinea and Mali in West Africa, including ETLC's obligation and commitment to install on behalf of Registrant certain call-back hardware and equipment for the purpose of significantly increasing revenues and the customer base for call-back service during fiscal 1998.

        In connection with ETLC's continuing services to the Registrant in the area of distribution and sale of generic pharmaceutical products to the Republics of Mali and Guinea, ETLC was responsible for the Registrant's receipt during the third quarter of fiscal 1997 of its first accounts receivables from any operations. The accounts receivable, the first in Registrant's operating history, resulted from its first generic pharmaceutical products sale to Guinea, which products were paid for during the last quarter of the fiscal year. In addition, ETLC was responsible for Registrant's shipment of a further generic pharmaceutical product order to Mali during the last fiscal quarter of 1997, from which additional accounts receivable were generated, which order was paid for prior to the date of this Registration Statement. In addition, under its continued commitment to Registrant, ETLC is presently sourcing further generic pharmaceutical products for immediate shipment to Mali, scheduled within proximately ten business days of the date hereof, pursuant to an outstanding order generated through ETLC's representative in Mali. This order is supported by an irrevocable letter of credit in favor of and payable to the Registrant, the term of which was recently extended by the Malian purchaser in favor of Registrant.

      Based upon the timely delivery of this order, wich ETLC has agreed to be obligated to source as well as advanced sums to secure product supply from the several manufacturers, Registrant has received the commitment from ETLC that Registrant shall receive continued and increasing generic pharmaceutical orders from Mali and be a part of its continued bidding process during fiscal 1998. Registrant has been informed by ETLC that following the shipment of orders for generic pharmaceutical products during the ten day period commencing February 2, 1998, Registrant should expect to receive additional orders for generic pharmaceutical products from the Central Pharmacy of the Republic of Mali of two hundred to four hundred thousand dollars, under the February 1998 pharmaceutical bid process of the Central Pharmacy. ETLC has assured Registrant that Registrant will continue to participate and ETLC and Registrant's Malian representative shall seek to increase the level of Registrant's participation in the supply of generic pharmaceuticals and other medical products for the Republic of Mali during the 1998 fiscal year.
       On behalf of Registrant, ETLC has also submitted for approval generic pharmaceutical products to the Central Pharmacy of the Republic of Guinea for the purpose of securing additional orders from Guinea during fiscal 1998. ETLC has also agreed on behalf of Registrant, with the assistance of ETLC's West African representative, to seek pharmaceutical and medical product orders for Registrant from West African countries other than to Mali and Guinea. These additional products were sourced through the efforts of ETLC working with other consultants to Registrant, including but not limited to Ashco International Corp., and Messrs. Matthew Milo and Joseph Quattrocchi, as discussed more fully below. Through these sourcing efforts, for which such consultants are being issued shares herein, Registrant believes that it will be able to significantly increase the level of generic pharmaceutical orders, in large part because of the quality of the sourced products and the pricing available on such products.

      In addition, and as consideration for the shares issued to ETLC hereunder, ETLC has agreed on behalf of Registrant to seek to accelerate the process for securing approvals for the sale of dengue fever test kits in from the National Health Foundation of Brazil. The dengue fever test kits submitted to the National Health Foundation by ETLC's representative have passed all preliminary tests and are presently in the final stage of testing on human subjects with dengue fever. Registrant has been informed by ETLC that assuming final approvals, which is anticipated in February, 1998, sale of the dengue fever test kits should commence in Brazil in March, 1998. ETLC has recently had preliminary discussions with a third party manufacturer/supplier of dengue fever test kits for the purpose of exploring a potential joint between Registrant, ETLC and/or said third party manufacturer/supplier. Those discussions shall continue during the first quarter of fiscal 1998, through the efforts of ETLC together with Registrant, which are new services which ETLC has agreed to provide Registrant.
       Based upon the foregoing and the continued services and commitment of ETLC, Registrant projects that within approximately six months, it should be able to generate up to one million dollars per month from the sale of generic pharmaceutical products and diagnostic test kits, principally to countries in West Africa and South America, as well as Brazil, commencing during the second half of fiscal 1998.
       Registrant is also presently growing its call-back service, presently being marketed and sold to multinational corporations, including multinational mining companies, oil companies, financial institutions and foreign embassies, among other users, in West
Africa.   ETLC,  on  behalf  of  Registrant,  intends   to   increase
Registrant's   call-back  business  by,  among   other   means,
obligating itself to complete the installation within approximately thirty days from the date from the date of this post effective-amendment to the Registration Statement of certain telecommunications hardware and equipment. This equipment shall facilitate Registrant's ability to increase call-back revenues by the sale of call-back to additional clientele and the greater use of call-back by such increased client base within the target markets in Mali and Guinea.

     It is estimated under the Agreement between Registrant and ETLC that Registrant shall receive monthly revenues of from two hundred to four hundred thousand dollars, after the start-up period of up to six months and the installation of the telecommunications hardware, from the sale of call-back service in Mali and Guinea. ETLC has already generated over one hundred customers for Registrant's call-back service, under the Consulting Agreement for Telecommunication Services between the Registrant and ETLC. Registrant and ETLC have agreed to extend the original term of the Consulting Agreement for Telecommunication Services for a minimum of an additional three months, with the potential for additional extensions based upon the agreement of the parties. This will result in Registrant receiving the higher level of revenues that shall result from the installation of the new telecommunications equipment for call-back for a longer term. In addition, Registrant and ETLC have agreed to a further amendment to the Consulting Agreement for Telecommunication Services to provide that for at least the first six months of the agreement, Registrant shall be paid one hundred percent of the net profits from call-back. The parties are also considering further adjustment of the payout rates for the benefit of Registrant.
       In addition, this post-effective amendment to the Registration Statement also provides for the issuance of five million shares to Higher Ground, Inc., a North Carolina corporation and a consultant to the Registrant, in connection with Registrant's efforts to pursue
joint   ventures   with  United  States  and foreign  pharmaceutical
manufacturers.
The Registrant had initially contracted with consultant Higher Ground, Inc. for a period of one year in 1997 and based upon the services to date, Registrant determined to extend the consulting arrangement with Higher Ground, Inc. for a period of two years, expiring in October, 1999, which represents a one year extension from the prior agreement with Higher Ground, Inc., which expired in October, 1998. Higher Ground, Inc. Is commencing negotiations with certain third parties on behalf of Registrant, including negotiations with US manufacturers of pharmaceutical and medical products for sale by Registrant in the international market.

This post-effevtive amendment to the Registration Statement also provides for the issuance to two million shares to Jerrold R. Hinton, Registrant's president and chief executive officer, for his continued full time service to the Registrant during the period that he has agreed to defer compansation provided in his employment contract. The terms of his employment contract provided for compansation at the rate of $100,000 per annum but to date, Mr. Hinton has drawn no salary from Registrant and has agreed to accept shares in lieu of cash compansation. The Registrant and Mr. Hinton have agreed to review the terms of his employment agreement during the second half of 1998, at which time the Registrant projects that cash flow will permit the payment of cash compensation for the service of Mr. Hinton as Registrant's president and chief executive officer.

      In addition, this post-effective amendments to the Registrant Statement also provides that Thomas J. Craft, Jr., Esq., who has served as the Registrant's corporate secretary, a director and full time corporate securities counsel, shall be issued a total of eleven million shares in consideration for continuing service to Registrant in such capacities and for providing Mr. Craft's and consultants for the preparation and review of all contracts and agreements between the Registrant and all third parties, including consulting agreements, the review of all purchase orders, letters of credit, sourcing contracts, the coordination of the Registrant's efforts relating to potential formation of a pharmaceutical manufacturing joint venture and diagnostic test kit joint venture and/or potential acquisations of manufacturers of such products, the preparation of all Registrant's filings and reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934, the Securities Act of 1933, as amended (the "Act"), the preparation and review of all public disclosure and releases of Registrant, among other services.

       Registrant has also included herein a total of five million shares issued to Ashco International Corp., a New York corporation, which has agreed to provide services to the Registrant for the purpose of supervising international public relations services in connection with the Registrant's pharmaceuticals and medical products business and its recently organized telecommunications call-back service. Ashco International Corp. shall also provide
services  in connection   with  the preparation  and  oversight  of
Registrant's corporate profile, investor relations and due diligence kit, public relations documentation, and sales literature. These service provided by Ashco and the compansationset forth herein shall be for the period from October, 1997 through March 1998, and shall be subject to review by the parties at such time.

       Further, also included the this Registration Statement are one million shares being issued to consultant Matthew Milo and one million shares to consultant Joseph Quattrocci in consideration for their respective services in securing export financing for Registrant utilized and to be utilized in connection with payment of pharmaceutical products subject to orders principally from the Republic of Guinea. The Registrant has also issued in connection with this Registration Statement a total of five hundred thousand shares to consultant Ida Robinson in connection with Registrant's seminar and due diligence conference, scheduled for March, 1998, for the purpose of public and investor education and attendance at such seminar and conference.
      In addition to the foregoing, Corporate Seminar Advisors, Ltd., a New York corporation, has been issued a total of four million shares for the purpose of providing professional consulting services to the Registrant for the term of one year, including but not limited to services and expenses in connection with the Registrant's March, 1998, seminar and conference in New York City, New York, including travel and accommodations for such corporate event, printing and publication expense, among other services and expenses. Registrant has also included two hundred thousand shares for AJC Management Services, Ltd., for its services and assistance to Registrant in connection with international shipments and warehousing matters and providing Registrant with freight warehouse and shipping facilities at JFK International Airport, New York, New York.


Item 2.        Registrant Information and Employee Plan
Annual Information.

       The Registrant shall provide the Consultants, without charge, upon their written or oral request, the documents incorporated reference in Item 3 of Part II of this Registration Statement. The Registrant shall also provide the Consultants without charge, upon their written or oral request, with all other documents required to be delivered to Consultants pursuant to Rule 428(b)under the Act. Any and all such requests shall be directed to the Registrant at 437 Main Avenue, SW, Hickory, NC 28602.

PART II

      INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3.        Incorporation of Documents by Reference.

      The following documents filed with the Securities and Exchange Commission are incorporated herein by reference:
      (a) The Registrant's Annual Report on Form 10-KSB and 10-KSB/A for the year ended December 31, 1995, and Annual Report on Form 10
KSB for the year ended December 31, 1996, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

      (b) The Registrant's Quarterly Reports on Form 10-QSB for the periods ended March 31, 1997, June 30, 1997 and September 30, 1997, filed pursuant to Section 13 or 15(d) of the Exchange Act.
      (c) A description of the Registrant's common stock contained in the exhibits to Registrant's Quarterly Report on Form 10-QSB for the three months ended March 31, 1995.
      (d) All documents subsequently filed by the Registrant pursuant to the Exchange Act prior to the filing of a posteffective amendment indicating that all such securities then unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be part hereof from the date of filing such documents.

Item 4. Description of Securities.
           The Registrant has authorized 200,000,000 shares of common stock, par value $.001 (the "Common Stock"), and 50,000,000 shares of preferred stock, series A (the "Series A Preferred"). Holders of Registrant's Common Stock are entitled to one vote per share on each matter submitted to a vote of stockholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, holders of the majority of the outstanding shares of Common Stock are able to elect the entire board of directors and, if they do so, minority stockholders would not be able to elect any members of the board of directors. Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. During the last two fiscal years, the Registrant has not paid cash dividends on its Common Stock and does not anticipate that it will pay cash dividends in the foreseeable future.

Item 5.      Interests of Named Experts and Counsel.

        Thomas J. Craft, Jr., Esq., counsel to the Registrant in connection with the preparation of this Registration Statement on Form S-8, is the record owner of ten million shares of Common Stock, an undetermined number of which shares will be beneficially owned by Mr. Craft's staff, none of whom are affiliates of the Registrant.

Item 6.      Indemnification of Officers and Directors.

          The Registrant's Articles of Incorporation, as amended, By-laws and Nevada Revised Statutes indemnify all persons so identified as being covered, including officers and directors, from personal liability as described below.

        The Registrant's Articles of Incorporation, as amended, provide that the Registrant's officers and directors shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (I) for acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law or (ii) for the payment of dividends in violation of Nevada Revised Statues 78.300. The Nevada Revised Statues also limit the personal liability of officers and directors under certain circumstances as set forth below:
             "Section 78-751 of Nevada Revised Statues contains provisions relating to the indemnification of officers and directors.

            This section generally provides that a corporation may indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except for an action by or in right of the corporation, by reason of the fact that the is or was a director, officer, employee or agent of the corporation. It must be shown that he acted in good faith and in a manner which he reasonably deemed to be in or not opposed to the best interests of the corporation. Generally, no indemnification may be made where the person has been determined to be negligent or guilty of misconduct in the performance of his duty to the corporation " See Item 9(e) (ii) below:

Item 7.   Exemption From Registration Claimed.
          Not applicable

Item 8.   Exhibits:
          Pursuant to Item 601 of Rule S-K, the following Exhibits are annexed hereto:


       Exhibit 5 Opinion of Thomas J. Craft, Jr., Esq.


       Exhibit 23 Consent of Thomas J. Craft, Jr., Esq. (Contained in the Opinion)


       Exhibit 23.1 Consent of Grant-Schwartz Associates, Certified Public Accountants


Item 9.    Undertakings:


The undersigned Registrants hereby undertakes:


         (a) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.


         (b) To file, during any period in which offers or sales  are
being   made,   a  post-effective  amendment  to  this   Registration
Statement.

         (c) That for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (d) To remove from registration by means of a posteffective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (e)(i) The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (e)(ii) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim against such liabilities (other than payment by the Registrant of expenses paid or incurred by a director, officer orcontrolling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

EXHIBIT NUMBER ITEM

     5        Opinion of Thomas J. Craft, Jr., Esq.

     23       Consent of Thomas J. Craft, Jr., Esq.
             (Contained in Opinion)

     23.1 Consent of Grant-Schwartz, Associates,


     Certified Public Accountant

EXHIBIT 5


                     Thomas J. Craft, Jr., Esq.
                     11000 Prosperity Farms Road
                     Palm Beach Gardens, FL 33410
                           (561) 691-1998

                                                     January 30, 1998

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


                    Re: American Diversified Group, Inc. Post
                        Effective Amendment No. 3 to Registration
                        Statement on Form S-8

Gentlemen:

       I have been requested by American Diversified Group, Inc. (the "Registrant") to furnish an opinion as to matters hereinafter set forth in connection with the post-effective amendment no. 3 to the registration statement on Form S-8 under the Securities Act of 1933, as amended (the " Act"), covering a total of 36,700,000 shares of common stock, which shares are being issued for services to the
Registrant   by   its  consultants,  officer-  directors,   and   the
undersigned.

        In connection with this opinion, I have reviewed the filings of the Registrant incorporated by reference in this post-effective amendment no. 3 to the registration statement, and have determined that the Registrant is current in its reporting requirements under the Securities Exchange Act or 1934. I have further determined that the shares have been legally issued, and are fully paid and nonassessable shares of the Registrant. Further, the Registrant has duly authorized the issuance of the shares and the filing of this post-effective amendment no. 3 to the registration statement on Form S-8 under the Act.
I hereby consent to the inclusion of this opinion in the post-effective amendment no. 3 to the registration statement on Form S-8 being duly filed with the Securities and Exchange Commission.

                                   Very truly yours,
                                   /s/ Thomas J. Craft, Esq. Thomas
                                   J. Craft

EXHIBIT 23
(Contained in Opinion-Exhibit 5)


EXHIBIT 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

We previously issued our report, accompanying the financial statements, incorporated herein by reference, of the Registrant in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996. We hereby consent to the incorporation by reference of said report in the posteffective amendment to this Registration Statement on Form S8 being filed with the Securities and Exchange Commission by the Registrant.

       /s/ Grant-Schwartz Associates, Certified Public Accountants
                    GRANT-SCHWARTZ, ASSOCIATES, CPA's


January 30, 1998

SIGNATURES



       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this post-effective amendment no. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hickory, State of North Carolina, on the 30th day of January, 1998.

                                   /s/ Jerrold R. Hinton By:
                                   Jerrold R. Hinton
                                   Title: President, Chief Executive
                                   Officer and Director


       Pursuant to the requirements of the Securities Act of 1933, as amended, the post-effective amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated

Dated: Hickory, NC
       January 30, 1998

                                   /s/ Jerrold R. Hinton By:
                                   Jerrold R. Hinton,
                                   Title: President, Chief Executive
                                   Officer and Director



                                   /s/ Thomas J. Craft, Jr. By:
                                   Thomas J. Craft, Jr.
                                   Title: Secretary and Director